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                                                                    EXHIBIT 23.1

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in the prospectus constituting a part of this Post-Effective Amendment No. 1 to Registration Statement of our report dated January 14, 2004, except for Note 2 -- Earnings Per Common share And Restated Per Share amounts -- as to which the date is December 17, 2004, relating to the consolidated statements of operations, changes in shareholders' equity (deficit) and cash flows of Xenonics Holdings, Inc., for the nine-month period ended September 30, 2003 which appear in such Registration Statement. We also consent to the reference to us under the heading "Experts" in such Registration Statement.

/s/ Windes & McClaughry Accountancy Corporation

Long Beach, California
February 14, 2005